UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For April 13, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated April 13, 2005  -  Holding(s) in Company


                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

BUNZL PLC


2. Name of shareholder having a major interest

BARCLAYS PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BARCLAYS PLC THROUGH ITS SUBSIDIARY COMPANIES


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDER                      ACCOUNT DESIGNATION       NO. OF SHARES

BANK OF IRELAND                                                         62,871
BARCLAYS CAPITAL NOMINEES LTD                                           49,733
BARCLAYS TRUST CO R69                                                    9,330
BNP PARIBAS                                                             89,321
CHASE NOMINEES LTD                                   16376             254,809
CHASE NOMINEES LTD                                   20947           1,350,076
CIBC MELLON GLOBAL SECURITIES                                           50,927
INVESTORS BANK AND TRUST CO                                            595,123
INVESTORS BANK AND TRUST CO                                             20,654
INVESTORS BANK AND TRUST CO                                              5,277
INVESTORS BANK AND TRUST CO                                            104,671
INVESTORS BANK AND TRUST CO                                            567,638
INVESTORS BANK AND TRUST CO                                          2,238,854
INVESTORS BANK AND TRUST CO                                          2,485,588
INVESTORS BANK AND TRUST CO                                            873,254
INVESTORS BANK AND TRUST CO                                            274,441
INVESTORS BANK AND TRUST CO                                             86,640
INVESTORS BANK AND TRUST CO                                            893,345
INVESTORS BANK AND TRUST CO                                             96,390
INVESTORS BANK AND TRUST CO                                             12,502
INVESTORS BANK AND TRUST CO                                              5,920
JP MORGAN (BGI CUSTODY)                              16331             142,026
JP MORGAN (BGI CUSTODY)                              16338              27,548
JP MORGAN (BGI CUSTODY)                              16341              12,535
JP MORGAN (BGI CUSTODY)                              16341             257,836
JP MORGAN (BGI CUSTODY)                              16342              56,272
JP MORGAN (BGI CUSTODY)                              16344               5,575
JP MORGAN (BGI CUSTODY)                              16345              11,869
JP MORGAN (BGI CUSTODY)                             164000           4,923,287
JP MORGAN (BGI CUSTODY)                              18408              21,119
JP MORGAN CHASE BANK                                                    13,651
JP MORGAN CHASE BANK                                                     4,898
JP MORGAN CHASE BANK                                                    29,528
JP MORGAN CHASE BANK                                                     1,112
JP MORGAN CHASE BANK                                                   263,702
JP MORGAN CHASE BANK                                                    73,995
JP MORGAN CHASE BANK                                                     9,630
JP MORGAN CHASE BANK                                                     4,349
JP MORGAN CHASE BANK                                                   238,670
JP MORGAN CHASE BANK                                                    98,932
JP MORGAN CHASE BANK                                                    58,919
JP MORGAN CHASE BANK                                                    59,945
JP MORGAN CHASE BANK                                                     3,105
JP MORGAN CHASE BANK                                                    47,723
JP MORGAN CHASE BANK                                                    20,000
MELLON TRUST - BOSTON & SF                                              61,127
MELLON TRUST - BOSTON & SF                                             130,923
MELLON TRUST OF NEW ENGLAND                                            163,212
MITSUBISHI TRUST INTERNATIONAL                                           2,662
NORTHERN TRUST BANK-BGI SEPA                                           211,905
NORTHERN TRUST BANK-BGI SEPA                                           178,970
NORTHERN TRUST BANK-BGI SEPA                                            43,871
R C GREIG NOMINEES LTD A/C                  BL1                         16,085
R C GREIG NOMINEES LTD A/C                  CM1                          4,100
R C GREIG NOMINEES LTD A/C                  GP1                         13,210
R C GREIG NOMINEES LTD A/C                  SA1                          9,415
STATE STREET                                                             7,234
STATE STREET BOSTON                                                    310,358
STATE STREET BOSTON                                                     38,320
WELLS FARGO SEATTLE - WIRE BAN                                           7,637
                                                                    ------------
                          TOTAL                                     17,712,619
                                                                    ------------


5. Number of shares / amount of stock acquired

4,064,240


6. Percentage of issued class

0.93%


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class

N/A


9. Class of security

ORDINARY SHARES OF 25P


10. Date of transaction

11 APRIL 2005


11. Date company informed

13 APRIL 2005


12. Total holding following this notification

17,712,619


13. Total percentage holding of issued class following this notification

4.04%


14. Any additional information

N/A


15. Name of contact and telephone number for queries

MRS A MATTHEWS - 020 7495 4950


16. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY


Date of notification

13 APRIL 2004


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  April 13, 2005                    By:__/s/ Anthony Habgood__

                                              Title:   Chairman